UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 15, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Annual General Meeting of Shareholders, dated April 15, 2004;

•                       KPN appointments, dated April 15, 2004.

Press release

Date
April 15, 2004
Number
Annual General Meeting of Shareholders	021pe

KPN’s Annual General Meeting of shareholders takes place this afternoon. During the AGM, KPN will give its customary account of the recently closed financial year (2003). Topics on the agenda include corporate governance, the composition of the Board of Management, remuneration policy and dividend policy.

Brief mention will also be made of market developments in the current financial year. The following statement will be made regarding the expected first quarter results for 2004: “the first indications are that the results will be approximately in line with our expectations.” The definitive figures will be published on May 10th.

Once the AGM has closed, the most important decisions that have been taken will be published in a press release.

Date
April 15, 2004
Number
KPN appointments	022pe

Following an announcement at KPN’s Annual General Meeting of shareholders today, Mr E. (Eelco) Blok has been appointed to the Board of Management of KPN. Mr Blok (46) is responsible for KPN’s fixed division, a portfolio he has held on an interim basis since the resignation of Mr L. (Leo) Roobol on health grounds at the end of last year.

It was further announced that Mr M.H.M. (Marcel) Smits will be appointed to the Board of Management. Mr Smits (42) will become KPN’s Chief Financial Officer and will succeed Mr J.M. (Maarten) Henderson. Mr Smits will take up his appointment by September the 1st at the latest.

The AGM also agreed to the reappointment of Mr D.G. (Dudley) Eustace as a member of the Supervisory Board. KPN’s Central Works Council had already indicated its agreement with the reappointment.

The AGM further approved the 2003 financial statements and voted to adopt all other items.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 19, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel